Instacare Corp.

2660 Townsgate Road #300

Westlake Village, CA  91361

July 7, 2011

Mr. John Reynolds

Division of Corporation Finance

United States Securities and Exchange Commission

100  F. Street, N.E.

Washington, D.C. 20549

RE:

InstaCare Corp.

Amendment No.1 to Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 24, 2011

File No.  000-33187

Dear Mr. Reynolds:

This correspondence is in response to your letter dated June 7, 2011 in reference to the aforementioned filings of instaCare Corp. your File No. 000-33187.

In response to your request we have keyed our responses to your comment items in their original numeric order and provided for a notation of the location of the changes in the revised and amended filing of the Form 10-K.

Amendment No. 1 Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibits

Exhibit 10.18

1.

We note that Exhibit 10.18 is filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and section 2.1 of Volume II of the EDGAR Filer Manual. Please revise.

Answer:  We acknowledge the Commission’s request and will file our exhibit 10.18 in an acceptable electronic format as described in Rule 102(a) of Regulation S-T.

2.

Please separately file the several agreements currently provided as Exhibit 10.18 as exhibits to your amended Form-10-K.

Answer:  We acknowledge the Commission’s request and will file our Exhibits 10.18 as separate exhibits.

3.

We note references in Exhibit 10.18 to a Loan and Security Agreement dated November 19, 2007 and certain documents comprising the “Original Note.” Please file these documents as exhibits to your amended Form 10-K. See Item 601 of Regulation S-K. In this regard, we note that these agreements appear to be material according to the terms of Exhibit 10.18.

Answer:  We acknowledge the Commission’s request and will file the November 19, 2007 agreements as exhibits to our Amended Form 10-K.

Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm

4.

It appears that the consent provided by your independent accountant makes reference to your December 31, 2008 financial statements and is dated November 30, 2009. Please revise to provide a currently dated consent which makes reference to the audited financial statements presented in your annual report for the fiscal year ended December 31, 2009.

Answer: We acknowledge the Commission’s comment and have obtained consent from or independent accountant referencing our audited financial statements for our fiscal year ended December 31, 2009 to be incorporated as Exhibit 23.2 in our amended Form 10-K for the fiscal year ended December 31, 2009

Exhibit 31 – Certification of Principal Executive and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Exhibit 32 – Certification of Principal Executive and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

5.

It appears that the date on which these certifications were signed (i.e. April 9, 2010) is inconsistant with the date on which your amended Form 10-K was signed (i.e. March 23, 2011). Please revise to provide currently dated certifications or tell us why the dates currently provided are appropriate. Refer to Items 601(31) and 601(32) of Regulation S-K.

Answer:  We acknowledge the Commission’s request to currently date both our 302 and 906 certifications and will do so in our amended Form 10-K.

In connection with our responses to your comments above, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to its disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Keith Berman

Keith Berman

Principal Executive Officer and CFO

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